NORTH BAY RESOURCES INC.
2120 Bethel Road
Lansdale, PA 19446

May 5, 2014

VIA EDGAR

Mr. Ron Alper
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re: Request for acceleration of the effective date of the Registration Statement on Form S-1 for
North Bay Resources Inc.
Your File No. 333-194655

Dear Mr. Alper:

Reference is made to North Bay Resources Inc. (the “Company”) and the Company’s Form S-1 Registration Statement, File No. 333-194655 (the “Registration Statement”).  Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the Registration Statement so that it shall be effective at 4:00 pm (EDT) on Tuesday, May 6, 2014, or as soon thereafter as practicable.

We further acknowledge the following:

•	should the SEC or its staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant  may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.

Yours truly,
/s/ Perry Leopold
_____________________
Perry Leopold
Chairman, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer

cc: Gregory Sichenzia, Esq.